ALFA to Buy Eastman's PET Polymers Business, Assets in Latin America

Monterrey, N.L. Mexico, and Kingsport, Tennessee, USA [Sept. 17, 2007]-- ALFA, S.A.B. de C.V. (ALFA), the leading Mexican industrial company, announced today it has entered into definitive agreements with Eastman Chemical Company (NYSE:EMN) to acquire PET polymers production facilities in Mexico and Argentina and the related businesses.  Terms of the transactions, which are expected to close during the fourth quarter of this year, were not disclosed.

“This acquisition is another step forward in our strategy of reinforcing the competitive position of our businesses and will allow us to better serve our customers in the growing Latin American markets,” said José de Jesús Valdez, president of Alpek, ALFA’s petrochemical unit. “We are buying modern production facilities. Furthermore, the Mexican plant is next to our PTA facility, thus allowing us to capture valuable synergies. In Argentina, a country of strategic importance for ALFA, we enjoy logistic and access advantages for our PTA, a key raw material for PET production," he added.

Gregory O. Nelson, Eastman executive vice president and polymers business group head, said, "Eastman is taking a number of actions to improve the financial performance of its overall PET polymers business. The sale of these non-integrated assets is an important element of that effort."

The sale, which is subject to customary approvals, includes Eastman's PET manufacturing facilities in Cosoleacaque, Veracruz, México, and Zárate (close to Buenos Aires), Argentina. Their production capacity is 150,000 and 185,000 metric tons per year, respectively.

About ALFA
ALFA is a Mexican company consisting of four business groups: Alpek (petrochemicals), Nemak (high-tech aluminum auto parts), Sigma (refrigerated food), and Onexa (telecommunications). Worldwide, ALFA is one of the leading producers of cylinder heads and blocks, and PTA. In Mexico, ALFA is the leader of the processed meats market. In 2006, ALFA reported revenues of U.S.$6,858 million, including foreign sales of U.S.$2,998 million and assets of U.S.$6,844 million. Currently, ALFA has manufacturing operations in 16 countries and employs more than 48,000 people. ALFA shares are quoted on the Mexican Stock Exchange and on Latibex, the market for Latin American stocks in the Madrid Stock Exchange.

About Eastman
Eastman manufactures and markets chemicals, fibers and plastics worldwide. It provides key differentiated coatings, adhesives and specialty plastics products; is one of the world’s largest producers of PET polymers for packaging; and is a major supplier of cellulose acetate fibers. As a Responsible Care® company, Eastman is committed to achieving the highest standards of health, safety, environmental and security performance. Founded in 1920 and headquartered in Kingsport, Tenn., Eastman is a FORTUNE 500 company with 2006 sales of $7.5 billion and approximately 11,000 employees. For more information about Eastman and its products, visit www.eastman.com.

For further information:

ALFA:
Enrique Flores
VP Corporate Communications
+ 52 81 8748 1207
eflores@alfa.com.mx

Eastman:
Investors:
Greg Riddle, 212-835-1620, griddle@eastman.com

Media:
U.S.--Martha Lawson, 423-229-6574, mglawson@eastman.com
Mexico—Eneas Mares, Rapoport Creativos,  (525-5) 52 49 63 45, emares@ixp.com.mx
Argentina-- Jorge R. Basso Dastugue, Jr. (jbasso@bassodastugue.com.ar) or
      Sylvina Beleniski (sylvinab@bassodastugue.com.ar), Basso Dastugue & Associados
      (54 11) 4788-0119 / 0153 / 0169